Exhibit 99.1

Scotiabank Completes Additional Investment in KeyCorp

TORONTO, Dec. 27, 2024 /CNW/ - Scotiabank announced today that following regulatory approval from the Board of Governors of the Federal Reserve System, it has completed its acquisition of an additional approximately 10% pro-forma ownership stake in KeyCorp through newly issued common shares at US$17.17 per share, for a cash consideration of approximately US$2.0 billion.

Scotiabank announced on August 12, 2024, that it had entered into an agreement to acquire an approximately 14.9% pro-forma ownership stake in KeyCorp for total consideration of approximately US$2.8 billion. Scotiabank previously closed the initial investment of approximately 4.9% on August 30, 2024, and has now completed both stages of the investment.

"Our investment in KeyCorp represents a cost-effective, low-risk approach to deploying capital into the U.S. while boosting returns for our shareholders," said Scott Thomson, President and Chief Executive Officer of Scotiabank. "We are pleased to have closed this transaction, which is consistent with our commitment to allocate capital from developing markets to developed markets in North America."

The impact to Common Equity Tier 1 ratio from both stages of the transaction is expected to be approximately -55 basis points. Scotiabank's approximately 14.9% ownership interest will be classified as an Investment in Associate for accounting purposes.

About Scotiabank
Scotiabank's vision is to be our clients' most trusted financial partner and deliver sustainable, profitable growth. Guided by our purpose: "for every future," we help our clients, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.4 trillion (as at October 31, 2024), Scotiabank is one of the largest banks in North America by assets, and trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

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For further information: For investor inquiries only: John McCartney, Investor Relations, Scotiabank, john.mccartney@scotiabank.com; For media inquiries only: Carina Ruas, Global Communications, Scotiabank, carina.ruas@scotiabank.com

CO: Scotiabank

CNW 10:20e 27-DEC-24